Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 16, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia S.A., Tarjeta Naranja S.A., has resolved, as of the date hereof, to enter into an agreement with Despegar.com.ar S.A. relating to the offering of certain tourism products linked to Despegar.com.ar S.A.’s commercial sites. Pursuant to the agreement entered into by both parties, each party will grant the other party licenses to use certain respective trademarks of such party. The agreement also provides for a ten-year term from the date of its execution by the each of parties and includes successive optional extensions every two years thereafter.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina - Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com